SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )*

                    AREL COMMUNICATIONS AND SOFTWARE LIMITED
                    ----------------------------------------
                                (Name of Issuer)

                      Ordinary Shares, NIS 0.001 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    M14925107
                                   -----------
                                 (CUSIP Number)

                                  July 1, 2000
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.  M14925107                                           Page 2 of 8 Pages


1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                           722,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive
    Person                                          722,500
    With
                            8             Shared Dispositive Power
                                                    0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    722,500

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [ ]

11        Percent of Class Represented By Amount in Row (9)

                                    8.93%

12        Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  M14925107                                           Page 3 of 8 Pages

1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          722,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         722,500
    With
                            8             Shared Dispositive Power
                                                   0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   722,500

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [ ]

11        Percent of Class Represented By Amount in Row (9)

                                    8.93%

12       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  M14925107                                           Page 4 of 8 Pages

1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER

2         Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3         SEC Use Only

4         Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   0

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [x]

11        Percent of Class Represented By Amount in Row (9)

                                    0%

12        Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages


Item 1(a)      Name of Issuer:

               Arel Communications and Software Limited (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               3 Hayarden Street, Yavne, 70600, Israel

Item 2(a)      Name of Person Filing:

               The statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Soros Fund Management LLC ("SFM LLC");

               ii)  Mr. George Soros ("Mr. Soros"); and

               iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This Statement relates to Shares (as defined herein) held for the accounts of Quantum Emerging Growth Partners C.V., a Netherlands Antilles limited partnership ("QEG"), Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and Quantum Holdings, SCA, a Belgian limited partnership ("QH"). Effective July 5, 2000, shares of QH, which were previously held for the account of Quota Fund N.V., a Netherlands Antilles limited liability corporation ("Quota"), were purchased by Quantum Partners. As a result, QH is owned 90% by QEG and 10% by Quantum Partners. In addition, Shares previously held for the account of Quota were purchased by Quantum Partners. Effective July 1, 2000, as a result of a combination of QEG and Quantum Partners, QEG holds Shares of the Issuer and shares of QH for the account of Quantum Partners. SFM LLC serves as principal investment manager to both QEG and Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of QEG, Quantum Partners and QH.

               Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated. Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the accounts of QEG, Quantum Partners and QH, and is no longer a Reporting Person. Mr. Soros is the Chairman and President of SFM LLC.


Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)      Citizenship:

               i)   SFM LLC is a Delaware limited liability company; and

               ii)  Mr. Soros is a United States citizen.

                                                               Page 6 of 8 Pages

Item 2(d)      Title of Class of Securities:

               Ordinary Shares, NIS 0.001 par value (the "Shares")

Item 2(e)      CUSIP Number:

               M14925107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of July 5, 2000, each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner of 722,500 Shares. This number includes (A) 470,300 Shares held for the account of QEG, (B) 52,200 Shares held for the account of Quantum Partners and (C) 200,000 Shares held for the account of QH.

Item 4(b)      Percent of Class:

               The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 8.93% of the total number of Shares outstanding.

Item 4(c)      Number of shares as to which such person has:

     SFM LLC
     -------

     (i) Sole power to vote or to direct the vote:                       722,500

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        722,500

     (iv) Shared power to dispose or to direct the disposition of:             0

     Mr. Soros
     ---------

     (i) Sole power to vote or to direct the vote:                       722,500

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        722,500

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                               Page 7 of 8 Pages


Item 5.        Ownership of Five Percent or Less of a Class:

               As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The partners of QEG, including Quantum Endowment Fund N.V., have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG in accordance with their partnership interests in QEG.

               (ii) The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 8 of 8 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000                    SOROS FUND MANAGEMENT LLC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


Date: July 5, 2000                    GEORGE SOROS

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date: July 5, 2000                    STANLEY F. DRUCKENMILLER

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact